UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

September 24, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR EXPANDS COPPER, SILVER, COBALT, LEAD, ZINC, URANIUM AND VANADIUM BEARING ZONES AT THE ELDORADO IOCG AND URANIUM PROJECT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report the first set of assay results from the Company’s ongoing 2007 drill program at its Eldorado & Contact Lake IOCG and uranium projects.  The results from the first 7 holes from a 16-hole program which started in May at Eldorado, intersected copper, silver, nickel, lead, zinc, cobalt, bismuth and vanadium bearing zones. The Company encountered uranium mineralization in three of the holes which assayed 0.25 meters of 1.41% U3O8 , 0.53 meters of 0.17% U3O8  and 0.30 meters of 0.21% U308 within poly-metallic core. The 2006-2007 IOCG and uranium exploration programs were designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines. The Company’s ten holes drilled in 2006 (NR January 29, 2007) at Eldorado discovered and extended zones of hydrothermal and structurally controlled, intensely altered and mineralized poly-metallic vein breccias that are enriched in uranium, silver, gold, copper, nickel, cobalt, lead, zinc and vanadium. The follow-up 2007 drilling at Eldorado has confirmed more widespread poly-metallic and uranium mineralization at several drill locations. Follow up exploration drilling is based on the Company’s previous drill programs and is focusing on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project areas. The Eldorado IOCG & uranium target is located on the Company’s property, on the north side of Echo Bay.

All of the Company’s drill core samples were prepared, bagged and sealed by the Company's supervised personnel and was transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. All samples were analyzed for Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S and Rb by inductivity coupled plasma-mass spectrometry (ICP-MS) following a four acid digestion (HF,  HClO4, HNO3 and HCl). All analysis for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using the ICPFA method to obtain correct values.

Highlights from significant mineralized down hole intervals from seven new holes include:

•

PR-07-12 intersected 0.47 meter 0.22% lead,  0.9% zinc, 0.5 % cobalt and 7.7 g/tonne silver.

•

PR-07-13 intersected 0.25 meter of 1.45% copper and 1.41% U3O8.

•

PR-07-14 intersected 1.49 meters of 0.44% copper and 0.30 meter of 0.21% U3O8.

•

PR-07-15 intersected 8.14 meters of 0.68% copper, 22.9 g/tonne silver. This included 2.26 meters  of 2.02% copper, 73.4 g/tonne silver.  Subsequent sections comprised 0.25 meters of 2.5% cobalt with 1.7% bismuth and 0.53 meters of 0.17% U3O8 and 0.98% cobalt.

•

PR-07-16 intersected 4.82 meters of 0.47% copper, and also several vanadium-bearing zones including 25.51 meters  of 0.22% vanadium (as V205) and also 45.22 meters of 0.20% vanadium (as V205).

•

PR-07-17 intersected 15.46 meters of 0.27% lead, 1.67% zinc including 7.67 meters of 0.43% lead and 2.93% zinc, 4.51 meters of 1.42% lead and 0.93% zinc including 1.51 meters of 3.81% lead and 1.22% zinc.

The accompanying table gives a summary of drilling highlights and assays from the Eldorado at Contact Lake, NT.

Drill Hole	Interval		Length	Copper	Lead	Zinc	Silver	Cobalt
	From	To		Cu	Pb	Zn	Ag	Co
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)
PR-07-12	29.03	29.5	0.47	0.10	0.22	0.9	7.7	0.5

	Interval		Length	Copper	Lead	Zinc	Silver	Uranium
	From	To		Cu	Pb	Zn	Ag	U3O8
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)
PR-07-13	47.07	47.32	0.25	1.45	0.22	0.02	4.00	1.41
	232.8	239.45	6.65	0.05	0.20	0.36	3.81	0.00

	Interval		Length	Copper	Uranium
	From	To		Cu	U3O8
Drill Hole	(m)	(m)	(m)	(%)	(%)
PR-07-14	75.95	77.44	1.49	0.44	0.00
	88.5	91.5	3.00	0.08	0.03
	93	93.3	0.30	0.04	0.21

	Interval		Length	Copper	Lead	Zinc	Silver	Nickel	Cobalt	Uranium	Bismuth
	From	To		Cu	Pb	Zn	Ag	Ni	Co	U3O8	Bi
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)	(%)	(%)
PR-07-15	36.50	44.64	8.14	0.68	0.00	0.03	22.9	0.03	0.15	0.01	0.05
	37.66	37.88	0.22	0.25	0.00	0.03	39.6	0.01	2.50	0.00	1.70
	37.66	38.64	0.98	0.80	0.01	0.02	43.9	0.17	1.15	0.09	0.41
	38.11	38.64	0.53	0.80	0.02	0.01	31.2	0.30	0.98	0.17	0.02
	38.64	40.14	1.50	2.56	0.00	0.01	87.7	0.01	0.03	0.00	0.00
	37.88	40.14	2.26	2.02	0.01	0.02	73.4	0.08	0.27	0.04	0.01
	74.64	76.14	1.50	0.11	0.02	0.06	2.9	0.06	0.05	0.00	0.00
	79.14	80.64	1.50	0.14	0.02	0.03	1.8	0.02	0.01	0.00	0.00
	81.64	84.47	2.83	0.09	0.07	0.09	2.3	0.03	0.03	0.00	0.00
	83.37	84.47	1.10	0.09	0.08	0.14	1.7	0.04	0.05	0.00	0.00

	Interval		Length	Copper	Lead	Zinc	Silver	Nickel	Cobalt	Uranium	Vanadium
	From	To		Cu	Pb	Zn	Ag	Ni	Co	U3O8	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)	(%)	(%)
PR-07-16	44.25	45.75	1.50	0.03	0.01	0.18	0.6	0.06	0.02	0.000	0.03
	284.47	285.97	1.50	0.00	0.03	0.19	0.3	0.00	0.01	0.000	0.05
	312.97	344.92	31.95	0.01	0.01	0.03	0.3	0.01	0.01	0.000	0.16
	352.42	355.42	3.00	0.02	0.01	0.17	0.5	0.01	0.01	0.000	0.15
	350.92	376.42	25.50	0.02	0.01	0.05	0.2	0.01	0.01	0.000	0.15
	395.92	407.92	12.00	0.02	0.01	0.04	0.3	0.01	0.01	0.000	0.18
	431.92	477.14	45.22	0.07	0.01	0.03	0.4	0.01	0.01	0.001	0.20
	458.33	461.92	3.59	0.53	0.00	0.01	1.7	0.00	0.01	0.006	0.15
	459.34	464.16	4.82	0.47	0.00	0.02	1.4	0.00	0.01	0.005	0.13
	486.89	512.40	25.51	0.02	0.00	0.01	0.2	0.01	0.01	0.000	0.22

Drill Hole	Interval		Length	Copper	Lead	Zinc	Silver	Nickel	Cobalt	Vanadium
	From	To		Cu	Pb	Zn	Ag	Ni	Co	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)	(%)
PR-07-17	33.00	34.50	1.50	0.05	0.06	0.15	0.4	0.00	0.01	0.02
	130.05	131.80	1.75	0.05	0.08	0.25	1.4	0.04	0.02	0.27
	260.85	262.35	1.50	0.40	0.11	0.06	11.8	0.03	0.08	0.07
	281.50	284.50	3.00	0.05	0.04	0.12	0.4	0.03	0.02	0.12
	290.92	293.29	2.37	0.23	0.17	0.01	2.9	0.10	0.05	0.10
	295.09	295.71	0.62	0.13	0.00	0.00	0.7	0.11	0.04	0.13
	300.20	304.70	4.50	0.07	0.14	0.18	14.4	0.04	0.02	0.08
	309.20	324.66	15.46	0.09	0.27	1.67	6.7	0.03	0.01	0.04
	315.49	323.16	7.67	0.13	0.43	2.93	10.7	0.02	0.01	0.03
	329.95	333.56	3.61	0.15	0.01	0.04	1.3	0.10	0.04	0.14
	335.06	338.06	3.00	0.06	0.04	0.27	0.7	0.04	0.02	0.04
	351.56	353.06	1.50	0.02	0.02	0.17	0.4	0.01	0.01	0.06
	363.10	366.50	3.40	0.14	0.37	1.04	14.9	0.07	0.04	0.10
	367.56	373.56	6.00	0.09	0.07	0.33	2.8	0.06	0.03	0.07
	384.01	392.00	7.99	0.06	0.05	0.24	5.9	0.03	0.02	0.08
	401.00	410.00	9.00	0.04	0.05	0.18	0.8	0.02	0.01	0.10
	420.50	422.00	1.50	0.02	0.03	0.19	0.7	0.01	0.01	0.08
	430.99	441.50	10.51	0.05	0.08	0.30	1.3	0.02	0.01	0.07
	458.00	459.50	1.50	0.04	0.08	0.18	0.6	0.02	0.01	0.04
	468.50	471.50	3.00	0.06	0.12	0.15	3.6	0.03	0.02	0.02
	488.25	492.75	4.50	0.08	0.05	0.22	1.2	0.04	0.02	0.10
	494.25	495.75	1.50	0.13	0.01	0.20	1.6	0.09	0.08	0.10
	503.25	507.19	3.94	0.09	0.03	0.20	1.2	0.08	0.07	0.05
	516.19	520.70	4.51	0.12	1.42	0.93	4.8	0.06	0.02	0.06
	519.19	520.70	1.51	0.19	3.81	1.22	7.9	0.06	0.02	0.04
	540.50	554.07	13.57	0.10	0.10	0.53	2.3	0.08	0.03	0.07
	543.50	545.00	1.50	0.10	0.28	1.12	4.0	0.08	0.03	0.07
	560.05	561.55	1.50	0.06	0.21	0.94	4.7	0.05	0.02	0.17
	572.05	573.55	1.50	0.10	0.07	0.17	1.0	0.13	0.03	0.14

Metal values as at today’s market price. Gold $731.00 US per ounce, Copper $3.59 per pound, Silver $13.49 US per ounce, Cobalt $31.50 US per pound, Zinc $1.29 US per pound, Lead $1.54 US per pound, nickel $14.75 US per pound, vanadium $7.50 and Uranium $85.00 US per pound as of September 21, 2007.

Note: True thickness has not been calculated for these holes.

The Contact Lake & Eldorado district is being targeted by the Company for silver and uranium and poly-metallic mineralization. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact Lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in tuff/metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits. The Company has currently completed 17,500 meters of drilling with over 7,300 assay results pending and will be released when the Company receives them.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, who believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current September 21, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $85.00 US per pound

PROJECTS FULLY PERMITTED FOR 2007

The Company is in receipt of all the required permits to undertake its 2007 drill program and intends to accelerate its uranium and poly-metallic exploration and drilling activities on all of its drill targets for 2007. As previously disclosed the Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third “5-Year” drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters, which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the third drill permit, drilling in 2007.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 39671.83 hectares ( 98,027.77 acres) in size.  The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005).  Olympic Dam style volcanic-hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic Zone, NT, has long been recognized by geologists as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland,  President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo., who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131